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October 25, 2007



Ms. Kaitlin Tillan, Assistant Chief Accountant
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re:      Veritec, Inc.
         Form 10-KSB for fiscal year ended June 30, 2007
         Filed November 28, 2007

Dear Ms. Tillan:

The following information is provided on behalf of Veritec, Inc. ("Veritec") in response to the comments contained in your letter to us, dated October 11, 2007 (a copy of which is attached). We have reproduced below the Staff's comments contained in your letter, together with our responses.

FORM 10-KSB  for the Fiscal Year Ended June 30, 2007
----------------------------------------------------

Note 1 - The Company and Summary of Significant Accounting Polices, page 25
---------------------------------------------------------------------------

Software License, page 27
-------------------------

              1. COMMENT: We note that you amortize the license by using the straight-line method over an estimated useful life of three years. In your response to prior comment 18 in our letter dated June 14, 2007 you stated that the useful life was five years. If this change in accounting estimate is material, you should disclose the effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period consistent with paragraph 22 of SFAS 154. If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.

                  RESPONSE: The software license was acquired at the end of December of 2006 for $100,000, at which time the Company determined that a five year life was a reasonable estimate. When preparing its June 30, 2007, consolidated financial statements the Company determined a three year life was more appropriate. The disclosures required by paragraph 22 of SFAS 154 were not provided as the Company does not believe the change was material to the current or future periods.


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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 2


Shipping and Handling Fees, page 28
-----------------------------------

              2. COMMENT: We note that you changed your accounting policy for shipping and handling fees. We note that for 2007 you netted shipping and handling fees with costs and included the amount in operating expenses. Your new policy does not appear to comply with EITF 00-10. Please revise or tell us how your accounting is consistent with U.S. GAAP. Please also discuss your obligations under Exhibit 18 of Form 10-KSB.

                  RESPONSE: We agree with the above comment and will revert to the 2006 policy. The June 30, 2007, consolidated financial statements will not be restated as the amounts are not material (shipping revenue and costs were approximately $6,700 and $9,400 for the year ended June 30, 2007, respectively). Based on this response, the Company does not believe Exhibit 18 is necessary.

Note 7 - Stockholders' Equity, page 31
--------------------------------------

              3. COMMENT: Please refer to prior comment 2 from our August 23, 2007 letter. We note that you based your volatility assumptions on "the historical volatility of certain competitor companies for periods the Company was in bankruptcy, and the volatility of the Company's common stock for periods post bankruptcy". Please note that the selected assumptions to compute historical volatility should produce an estimate that is representative of your expectations about future volatility over the expected term of your employee share options consistent with Question 2 of SAB Topic 14.D.1. Further, paragraph A32(a) of SFAS 123R, states that you should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option. Please discuss how your estimate of volatility considered this guidance.

                  RESPONSE: The Company considered Question 2 of SAB Topic 14.D.1 and paragraph A32(a) of SFAS 123R in determining volatility. As a result of the bankruptcy, and preceding events, the Company believes using historical share prices of the Company's common stock during this period would not produce reliable estimates of volatility. Therefore, the Company used historical volatility of three close competitor companies for periods prior to the Company's emergence from bankruptcy, and the volatility of the Company's own common stock for periods post bankruptcy. Using this approach, the Company computed historical volatility for five years, a period which exceeded the expected or contractual terms of the options. The Company believes using the above methodology resulted in a reasonable estimate of the volatility of its common stock over the expected or contraction terms of the options.

                  As noted in your comment the disclosure in the June 30, 2007, consolidated financial statements stated "the historical volatility of certain competitor companies for periods the Company was in bankruptcy..." This should have

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 3



                  stated "the historical volatility of certain competitor companies for periods prior to the Company's emergence from bankruptcy." The corrected language will be used in future filings.

              4. COMMENT: Further, please discuss how you considered the four factors listed in Question 4 of SAB Topic 14.D.l in determining that it is appropriate to rely exclusively on historical volatility. In future filings, within your critical accounting policies disclosure in MD&A include an explanation of the method used to estimate the expected volatility, including a discussion of the basis for your conclusions regarding the extent to which you used historical volatility, implied volatility or a combination of both.

                  RESPONSE: The Company considered question 4 of SAB Topic 14.D.1 in determining the appropriateness for its reliance on historical volatility. The Company believes that historical volatility is the best indicator about its future stock volatility over the expected term of its options. In conducting its analyses, the Company determined that:

                         A. It had no reason to believe that future volatility over the expected term would differ significantly from the historical calculated volatility,

                         B. The calculation of historical volatility used a simple average calculation method,

                         C. The term used for the historical data exceeded the expected term of the options, and

                         D. It consistently used the historical month-end stock closing prices throughout the term as the applicable observation point.

                  In future filings, the Company will thoroughly disclose in the critical accounting policies section of its MD&A the conclusions for using historical volatility.


        ****************************************************************

Veritec hereby represents that:

     - Veritec is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

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Ms. Kaitlin Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Page 4


     - Veritec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please feel free to contact me regarding the contents of this response.



Very truly yours,



/s/ Van Thuy Tran

Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.